Exhibit 99.1

Lima, February 14, 2022

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

Material Events

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

In today’s Board of Directors session, the Board of Directors unanimously approved to convene a non presential Annual Shareholders’ Meeting that will take place through the Google Meet virtual platform, on first call, at 9:00 a.m. on March 29, 2022 and on second call, at 9:00 a.m. on April 7, 2022.

In this sense, we hereby attach the Call Notice, Informative Document on the procedure for holding the Non-Personal Annual Mandatory Shareholders’ Meeting, as well as other documents and information related to the matters to be discussed required by the Regulation of Facts of Importance and Reserved Information.

Likewise, the Board of Directors unanimously approved the following resolution proposals that are proposed to be submitted for approval by the Meeting:

1)	Propose to the Annual Mandatory Shareholders’ Meeting the approval of the Audited Financial Statements as of December 31, 2021 together with the report and opinion of the external auditors and the notes to the Financial Statements; as well as the Social Management and the Annual Report, which includes the annual Corporate Governance report and the Sustainability Report for the year 2021, which are attached and will be published on the Company’s website (www.cementospacasmayo.com.pe).

2)	Propose to the Mandatory Annual Shareholders’ Meeting the ratification of the distribution of dividends made during fiscal year 2021 in the amount of S/ 366,676,400.97 (Soles) at a rate of S/ 0.79 per common and investment share charged to the accumulated results obtained by years 2014 to 2019, of which S/ 28,471,992.63 (Soles) correspond to investment shares acquired by the Company (shares in treasury), so that by maintaining said amount in the Company’s equity, the amount of the dividend corresponding to third parties was S/ 338,204,408.34 (Soles).

3)	Propose to the Annual Mandatory Shareholders’ Meeting the application of the profits for the year 2021 to the “Retained Earnings” account and the delegation to the Board of Directors of the powers to pay dividends charged to the “Retained Earnings” account and to the from fiscal year 2022;

4)	Report to the Annual Mandatory Shareholders’ Meeting on environmental, social, Corporate Governance and climate risk aspects: net zero emissions, gender equity and diversity, TCFD (report on climate change) related to the Company

Sincerely,

p.p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo

Representante Bursátil